SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letter that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters: Election of directors of the Company; Election of officers of the Company; and Appointment of chairmen and members of the Audit Committee, Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee of the Board of Directors.	12

Exhibit 1

June 8, 2010

Philippine Stock Exchange

4th Floor PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

June 8, 2010

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,044 As of May 31, 2010	NA	NA
Total No. of Stockholders	Domestic	Foreign

---------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  June 8, 2010

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

____________________________________________________________

____________________________________________________________

____________________________________________________________

Exhibit 1

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following:

1. At the Annual Meeting of Stockholders of Philippine Long Distance Telephone Company held on June 8, 2010, the following persons were elected as directors, four (4) of whom are independent directors, of the Company for the ensuing corporate year:

Donald G. Dee

Helen Y. Dee

Ray C. Espinosa

Tatsu Kono

Napoleon L. Nazareno

Bienvenido F. Nebres - Independent Director

Takashi Ooi

Manuel V. Pangilinan

Oscar S. Reyes - Independent Director

Albert F. del Rosario

Pedro E. Roxas - Independent Director

Tony Tan Caktiong

Alfred V. Ty - Independent Director

Attached are copies of the Certifications executed by Messrs. Bienvenido F. Nebres and Oscar S. Reyes in connection with their election as independent directors of the Company. Messrs. Pedro E. Roxas and Alfred V. Ty, who are currently out of the country, will file their Certification upon their return on the third week of June 2010.

2. At the meeting of the Board of Directors of the Company that immediately followed the adjournment of the said Annual Meeting of Stockholders:

(a) The following were elected to the positions indicated opposite their respective names:

Manuel V. Pangilinan

Napoleon L. Nazareno

Maria Lourdes C. Rausa-Chan

Anabelle L. Chua

Ernesto R. Alberto

Rene G. Bañez

Jun R. Florencio

Menardo G. Jimenez, Jr.

Exhibit 1

George N. Lim

Alfredo S. Panlilio

Claro Carmelo P. Ramirez

Victorico P. Vargas

Florentino D. Mabasa, Jr.

June Cheryl A. Cabal

Alejandro O. Caeg

Alfredo B. Carrera

Cesar M. Enriquez

Ramon Alger P. Obias

Leo I. Posadas

Nerissa S. Ramos

Ricardo M. Sison

Emiliano R. Tanchico, Jr.

Miguela F. Villanueva

Danny Y. Yu

Katrina L. Abelarde

Jose A. Apelo

Rafael M. Bejar

Marco Alejandro T. Borlongan

Renato L. Castañeda

Arnel S. Crisostomo

Amihan E. Crooc

Rebecca Jeanine R. De Guzman

Alona S. Dingle

Mario C. Encarnacion

Alejandro C. Fabian

Gil Samson D. Garcia

Elisa B. Gesalta

Ma. Josefina T. Gorres

Ma. Criselda B. Guhit

Emeraldo L. Hernandez

Juan Victor I. Hernandez

Marven S. Jardiel

Alexander S. Kibanoff

Joseph Nelson M. Ladaban

Javier C. Lagdameo

Luis Ignacio A. Lopa

Joseph Homer A. Macapagal

Emmanuel B. Ocumen

Oliver Carlos G. Odulio

Lilibeth F. Pasa

Enrique S. Pascual, Jr.

Jose Lauro G. Pelayo

Gerardo C. Peña

Ricardo C. Rodriguez

Genaro C. Sanchez

Nestor I. Santos

Ana Maria A. Sotto

Exhibit 1

Julieta S. Tañeca

Jesus M. Tañedo

Victor Y. Tria

Jose Antonio T. Valdez

Melissa V. Vergel de Dios

Fe M. Vidar

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Chairman of the Board

President & Chief Executive Officer

Senior Vice President, Corporate

Secretary, General Counsel and

Chief Governance Officer

Senior Vice President and Treasurer

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

First Vice President and Assistant

Corporate Secretary

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

(b) The following were appointed as members of the Advisory Board/ Committee:

Manuel M. Lopez

Artemio V. Panganiban (Independent Member)

Roberto R. Romulo

Benny S. Santoso

Orlando B. Vea

Christopher H. Young

(c) The following were appointed as Chairmen, Members and Advisors of the Audit Committee, Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee:

Audit Committee

Rev. Fr. Bienvenido F. Nebres, S.J., Chairman

Oscar S. Reyes, Member

Pedro E. Roxas, Member

Corazon S. de la Paz-Bernardo, Advisor

Tatsu Kono, Advisor

Roberto R. Romulo, Advisor

Governance and Nomination Committee

Manuel V. Pangilinan, Chairman

Tatsu Kono, Member

Rev. Fr. Bienvenido F. Nebres, S.J., Member

Oscar S. Reyes, Member

Alfred V. Ty, Member

Artemio V. Panganiban, Independent Non-voting member

Ma. Lourdes C. Rausa-Chan, Non-voting member

Victorico P. Vargas, Non-voting Member

Exhibit 1

Executive Compensation Committee

Albert F. del Rosario, Chairman

Tatsu Kono, Member

Oscar S. Reyes, Member

Pedro E. Roxas, Member

Alfred V. Ty, Member

Victorico P. Vargas, Non-voting Member

Technology Strategy Committee

Manuel V. Pangilinan, Chairman

Ray C. Espinosa, Member

Tatsu Kono, Member

Napoleon L. Nazareno, Member

Oscar S. Reyes, Member

Manuel M. Lopez, Non-voting Member

Orlando B. Vea, Non-voting Member

All the members including the Chairman of the Audit Committee are Independent Directors. Majority of the voting members of the Governance and Nomination Committee, namely, Rev. Fr. Bienvenido F. Nebres, Mr. Oscar S. Reyes and Mr. Alfred V. Ty are Independent Directors. Majority of the voting members of the Executive Compensation Committee, namely, Messrs. Oscar S. Reyes, Pedro E. Roxas and Alfred V. Ty are Independent Directors. One member, Mr. Oscar S. Reyes, of the Technology Strategy Committee is an Independent Director.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 8, 2010

Page 8 of 12

Exhibit 1

CERTIFICATION OF INDEPENDENT DIRECTOR

I, BIENVENIDO F. NEBRES, S.J., Filipino, of legal age and a resident of Jesuit Residence, Ateneo de Manila University, Loyola Heights, Q. C,, after having been duly sworn to in accordance with law do hereby declare that:

  I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 8, 2010.

  I am affiliated with the following companies or organizations:

Company/Organization	Position/ Relationship	Period of Service
Asian Institute of Management	Vice Chair, Board of Trustees	1993 – present
Ateneo de Manila University	President/Member, Board of Trustees	1993 – present
Manila Observatory	Member, Board of Trustees	1998 – present
Philippine Institute of Pure and Applied Chemistry	Member, Board of Trustees	2000 – present
Sacred Heart School-Jesuit Cebu City	Member, Board of Trustees	1983 – present
Loyola School of Theology	Member, Board of Trustees	2009 – present

  I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

  I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

  I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

  I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 8th day of June 2010, at Makati City.

/s/ Bienvenido F. Nebres

Affiant

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Q.C. this 8th day of June 2010. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. N1065006115, expiring on March 15, 2012, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

Page ９ of 12

Exhibit 1

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

/s/ Aileen D. Regio

Aileen D. Regio

Notary Public for the City of Makati

Appointment No. M-31 Until December 31, 2010

Roll of Attorneys No. 42228

PTR No. 2092675 01/07/2010 Makati City

Lifetime IBP No. 02776 01/18/02

9/F MGO Bldg. Dela Rosa St.

Legaspi Village, Makati City M.M.

Doc. No. 458;

Page No. 93;

Book No. 4;

Series of 2010.

Exhibit 1

CERTIFICATION OF INDEPENDENT DIRECTOR

I, OSCAR S. REYES, Filipino, of legal age and a resident of Unit 6 Kasiyahan Homes, 58 McKinley Road, Forbes Park, Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.           I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 8, 2010.

2.        I am affiliated with the following companies or organizations:

Company/Organization	Position/ Relationship	Period of Service
Bank of the Philippine Islands	Director	2003 – present
Manila Water Company	Independent Director	2005 – present
Ayala Land, Inc.	Independent Director	2009 – present
Pepsi Cola Products Philippines Inc.	Independent Director	2007 – present
Basic Energy Corporation	Independent Director	2007 – present
Alcorn Gold Resources Corporation	Independent Director	2009 – present
SMART Communications Inc.	Independent Director	2006 – present
Sun Life Financial Plans Inc.	Independent Director	2006 – present
Sun Life Prosperity Dollar Abundance Fund, Inc.	Independent Director	2004 – present
Sun Life Prosperity Dollar Advantage Fund, Inc.	Independent Director	2002 – present
Basic EcoMarket Farms, Inc.	Chairman	2009 – present
First Philippine Electric Company	Independent Director	2002 – present
Petrolift Inc.	Independent Director	2007 – present
Mindoro Resources Ltd.	Director	2002– present
MRL Gold Philippines Inc.	Chairman	2008 – present
Global Resources for Outsourced Workers (GROW) Inc.	Director	2002 – present
Link Edge Inc.	Chairman	2002 – present
CEO’s Inc.	Director	2000 – present

3.        I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4.        I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5.        I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6.        I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 8th day of June, 2010 at Makati City.

/s/ Oscar S. Reyes

Affiant

Exhibit 1

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 8th day of June 2010. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. N1765003836, expiring on 18 April 2013, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

/s/ Aileen D. Regio

Aileen D. Regio

Notary Public for the City of Makati

Appointment No. M-31 Until December 31, 2010

Roll of Attorneys No. 42228

PTR No. 2092675 01/07/2010 Makati City

Lifetime IBP No. 02776 01/18/02

9/F MGO Bldg. Dela Rosa St.

Legaspi Village, Makati City M.M.

Doc. No. 457;

Page No. 93;

Book No. 4;

Series of 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 8, 2010